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National Bank Financial Purports to Terminate Bought Deal Financing
with SilverCrest Metals Inc.

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - March 18, 2020 - SilverCrest Metals Inc. (“SilverCrest”) announces that it has received notice from National Bank Financial Inc. (“NBF”) purporting to terminate its obligations pursuant to an agreement dated March 11, 2020 (the “Agreement”) whereby NBF had asked for and agreed to purchase on a “bought deal” basis 9,100,000 common shares at price of $8.25 per common share. The “bought deal” financing was announced by SilverCrest on March 11, 2020. NBF advised SilverCrest that the reason for the purported termination was based on the “disaster out” clause of the Agreement.

The Agreement between SilverCrest and NBF created a binding legal obligation on the part of NBF to complete the transaction as is customary in Canada for “bought deal” financings. SilverCrest is of the view that NBF is not entitled to terminate the Agreement. In SilverCrest’s opinion, the novel coronavirus pandemic considered by NBF as the basis for terminating this Agreement was fully evident when the “bought deal” financing was agreed upon with expectations that the precious metals market would respond positively to this known risk. Accordingly, SilverCrest intends to pursue its legal remedies against NBF for breach of NBF’s obligations under the terms of the Agreement.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership and where all the known mineral resources of the Company are located. SilverCrest is the first company to successfully drill test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1